UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008 Commission File No. 1-11437

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOCKHEED MARTIN CORPORATION
SALARIED SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOCKHEED MARTIN CORPORATION
6801 Rockledge Drive
Bethesda, MD 20817

Lockheed Martin Corporation
Salaried Savings Plan (017)

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Financial Statements and Supplemental Schedule

Year ended December 31, 2008

Contents

Mitchell & Titus

Mitchell & Titus LLP
1101 New York Avenue, NW
Washington, DC 20005

Main tel: +1 202 293 7500
Fax: +1 202 465 3149
www.mitchelltitus.com

Report of Independent Registered Public Accounting Firm

Plan Administrator
Lockheed Martin Corporation Salaried Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) as of December 31, 2008 and 2007, and the statements of net assets of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits and the related statement of changes in net assets and trust balances for the year ended December 31, 2008, for the Plan and the Master Trust, respectively. These financial statements are the responsibility of the Plan's and the Master Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, and the net assets of the Master Trust at December 31, 2008 and 2007, and the changes in its net assets and trust balances for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mitchell & Titus, LLP

Washington, DC
June 26, 2009

Lockheed Martin Corporation Salaried Savings Plan (017)

Statements of Net Assets Available for Benefits

December 31, 2008

	ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
		(In thousands)		
Assets				
Investments:				
Interest in Master Trust	$ 3,542,644	$ -	$ 12,183,704	$ 15,726,348
Participant loans	-	-	234,099	234,099
Net assets held in 401(h) trust	-	224,824	-	224,824
Contributions receivable:				
Employees	-	-	14,482	14,482
Lockheed Martin Corporation	4,958	-	-	4,958
Total assets	3,547,602	224,824	12,432,285	16,204,711
Liabilities				
Administrative expenses payable	-	-	3,332	3,332
Amounts related to obligation of 401(h) trust	-	224,824	-	224,824
Total liabilities	-	224,824	3,332	228,156
Net assets available for benefits	$ 3,547,602	$ -	$ 12,428,953	$ 15,976,555

See accompanying notes to financial statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statements of Net Assets Available for Benefits (continued)

December 31, 2007

	ESOP Fund	401(h) Trust	Participant-Directed Investments	Total
		(In thousands)		
Assets				
Investments:				
Interest in Master Trust	$ 4,501,357	$ -	$ 15,857,173	$ 20,358,530
Participant loans	-	-	229,245	229,245
Net assets held in 401(h) trust	-	304,210	-	304,210
Contributions receivable:				
Employees	-	-	14,637	14,637
Lockheed Martin Corporation	4,896	-	-	4,896
Total assets	4,506,253	304,210	16,101,055	20,911,518
Liabilities				
Administrative expenses payable	-	-	2,602	2,602
Amounts related to obligation of 401(h) trust	-	304,210	-	304,210
Total liabilities	-	304,210	2,602	306,812
Net assets available for benefits	$ 4,506,253	$ -	$ 16,098,453	$ 20,604,706

See accompanying notes to financial statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2008

	ESOP Fund	Participant-Directed Investments	Total
		(In thousands)	
Net assets available for benefits at beginning of year	$ 4,506,253	$ 16,098,453	$ 20,604,706
Additions to net assets:			
Contributions:			
Employees	50,737	810,876	861,613
Lockheed Martin Corporation	272,491	3	272,494
Total contributions	323,228	810,879	1,134,107
Total additions	323,228	810,879	1,134,107
Deductions from net assets:			
Net investment loss from the Master Trust	802,928	3,913,766	4,716,694
Distributions and withdrawals	478,709	550,500	1,029,209
Administrative expenses	242	16,113	16,355
Total deductions	1,281,879	4,480,379	5,762,258
Change in net assets	(958,651)	(3,669,500)	(4,628,151)
Net assets available for benefits at end of year	$ 3,547,602	$ 12,428,953	$ 15,976,555

See accompanying notes to financial statements.

Lockheed Martin Corporation Salaried Savings Plan (017)

Notes to Financial Statements

December 31, 2008

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Salaried Savings Plan (the Plan) are prepared based on the accrual method of accounting. Benefits are recorded when paid. The assets of the Plan are held and invested on a commingled basis in the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) under an agreement between Lockheed Martin Corporation (Lockheed Martin or the Corporation) and State Street Bank and Trust Company (the Trustee). The recordkeeper is ING effective July 1, 2008, following ING's acquisition of the prior recordkeeper, CitiStreet, LLC.

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust (see the attached financial statements of the Master Trust for more information). The assets, realized and unrealized gains and losses, and investment income of the Master Trust are allocated among the plans included therein based on the number of participant units outstanding in each fund and other investment options in which the Plan invests daily, except for participant loans, which are based on actual loan balances of each plan's participants. Direct administrative expenses are generally paid by the Master Trust and allocated to each of the participating plans on a pro rata basis. Other indirect administrative expenses are paid by the Corporation. Participant loans are considered to be an asset held outside of the Master Trust.

Investments in Lockheed Martin common stock are valued at fair value based on quoted market prices as of the last business day of the Plan's year as reported on the New York Stock Exchange Composite Transactions. Investments in cash equivalents are stated at cost, which approximates fair value. The 401(h) account investments are comprised of a diversified portfolio of marketable securities, which are stated at fair value based on the latest reported bid price on the last business day of the year.

The Plan, through the Master Trust, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

The Plan includes an Employee Stock Ownership Plan feature (the ESOP). Cash dividends declared on Lockheed Martin stock allocated to participants' accounts under the Employee Stock Ownership

1. Accounting Policies (continued)

Plan Fund (ESOP Fund) and dividends received related to the Lockheed Martin stock funds may be reinvested in the participant's account or distributed to the participant, at the discretion of the participant. In the event the participant does not make an election, the allocated dividends will be retained in the participant's account. In order for dividends to be distributed to participants, the participants' balances in the Corporation's stock must be held in the ESOP Fund or the Lockheed Martin stock funds on the record date of the dividend. Any distribution of dividends to participants must not occur later than 90 days following the plan year in which the dividend was paid.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including estimates associated with the determination of fair values of investments for which market values are not readily available that affect the reported amounts in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

2. Description of the Plan

General

The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan covering all salaried employees in groups to which Plan participation is extended by the Corporation, including employees in the United States and certain U.S. citizens working abroad.

Contributions

Eligible employees are automatically enrolled in the Plan at a rate of 3% of their eligible compensation in before-tax contributions. The Plan allows eligible employees to make contributions on a before-tax, after-tax, or effective January 1, 2008, Roth 401(k) basis. Each year, eligible employees can make contributions of up to 25% of the employee's base salary, subject to regulatory limitations. The participating units of the Corporation generally contribute an amount equal to 50% of the first 8% of the participant's basic contribution. All participants are 100% vested in all employer contributions. Substantially all employer contributions to the Plan consist of the Corporation's common stock invested in the ESOP fund. Participants' contributions may be invested in one or more of the available investment funds at the participant's election. Participants

2. Description of the Plan (continued)

Contributions (continued)

may change the investment mix of their account balance up to 12 times during a calendar year. In addition, the participant will always be provided at least one trading opportunity each calendar quarter regardless of the number of prior investment trades they placed for the year. The participant will have one final opportunity to transfer all or part of their transferable account balance to the Stable Value Fund during the fourth quarter of the year. Transfers out of the Stable Value Fund must remain invested in a Core or Target Date Fund for at least 90 days before they may be transferred into the Self Managed Account. Participants may make an unlimited number of transfers out of the Lockheed Martin stock funds or the ESOP Fund.

An option available to participants is a Self-Managed Account (SMA), whereby a participant may elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, bonds, or other investments offered by the plan at the participant's direction. No investment contribution may be made directly to the SMA. A participant's initial spot transfer to the SMA must be in the amount of at least $3,000, and subsequent transfers must be in the amount of at least $1,000. No distribution, withdrawal, or loan may be made directly from the assets in the SMA.

The Plan permits catch-up contributions for participants age 50 or older as permitted by the provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001.

Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's matching contribution and the investment earnings or losses, less expenses, of the individual funds in which the account is invested.

Participant Loans

Each participant may borrow from their total account balance a minimum of $500 and up to a maximum amount equal to the lesser of 50 percent of their account balance or $50,000 (minus their highest outstanding loan balance from the past 12 months, if any). The loans are secured by the balance in the participant's account and bear interest of 1% over a published prime rate. Principal and interest are paid ratably through weekly payroll deductions.

2. Description of the Plan (continued)

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive his or her account balance through a number of payout options. A participant is entitled to the interest in his or her account at the time their employment with the Corporation ends.

Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of Lockheed Martin has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will receive a payment equal to the total value of their accounts.

ESOP Feature

State Street Bank and Trust Company is the trustee of the ESOP Fund. There were 42,025,317 shares and 42,354,788 shares in the ESOP Fund as of December 2008 and 2007, respectively.

Each week, the participant's account under the ESOP feature of the Plan is credited with the number of shares equal to the share value of (i) the total dollar amount of the contribution that the participant has directed to be invested in the ESOP Fund and (ii) the total dollar amount of the employer contribution allocated to such participant's account under the ESOP feature. Cash contributions to the ESOP Fund are used to purchase shares of the Corporation's common stock in the open market.

401(h) Arrangement

The Plan has an arrangement that qualifies under Section 401(h) of the Internal Revenue Code (the Code). The 401(h) arrangement is used by the Corporation to fund in part the Corporation's portion of post retirement medical expenses incurred under various medical plans sponsored by the Corporation for salaried employees who retired on or after January 1, 1993. In accordance with Section 401(h) of the Code, the Plan's investment in the 401(h) account may not be used, or diverted for any purpose other than providing health and welfare benefits for retirees. Plan participants do not contribute to the 401(h) account. Employer contributions or qualified transfers to the 401(h) account are determined annually at the discretion of the Corporation. The assets of the 401(h) account are held by the Northern Trust Company.

3. Fair Value Measurements

The Plan adopted Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements* (FAS 157), as of January 1, 2008. FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The impact of the adoption of FAS 157 was not material to the Plan's financial statements.

The fair-value hierarchy established in FAS 157 prioritizes the inputs used in valuation techniques into three levels as follows:

- Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;
- Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
- Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions

The Plan's interest in the Master Trust is stated at the fair value of the underlying net assets in the Master Trust (see the attached financial statements of the Master Trust for information on the valuation methods used for the Master Trust's investment assets and their related levels within the fair value hierarchy). Participant loans are valued at $234,099,000 and $229,245,000 as of December 31, 2008 and December 31, 2007, respectively. Changes in value are attributable to loan issuances net of repayments of $4,854,000 in 2008. Participant loans are valued at amortized cost, which approximates fair value, and are considered to be Level 3 within the fair value hierarchy.

The assets in the 401(h) trust are held outside the Master Trust in a separate trust. The following is a description of the valuation methodologies used for investments measured at fair value in the 401(h) trust:

- Common stocks are valued based on quoted market prices.

- U.S. Government and corporate debt securities are valued based on inputs other than quoted prices that are observable for the asset (*e.g.*, interest rates and yield curves observable at commonly quoted intervals).

- Mutual funds are valued by the fund manager based on the closing market prices of securities in the fund's portfolio. The net asset value (NAV) per share is the total value of the fund divided by the number of shares outstanding. Mutual funds are traded at their NAV on a nationally recognized securities exchange.

3. Fair Value Measurements (continued)

- Common/collective trusts are valued by the trustee based on the closing market prices of securities in the trust's portfolio. The NAV per share is the total value of the trust divided by the number of shares outstanding. The NAV is corroborated by observable market data (*e.g.*, purchases or sales activity).

The following table sets forth by level, within the fair value hierarchy, the 401(h) trust's investment assets at fair value as of December 31, 2008:

	(In thousands)		
	Level 1	**Level 2**	**Total**
Common/collective trusts	$ -	$ 24,501	$ 24,501
Common stocks	114,146	-	114,146
Corporate debt securities	-	25,637	25,637
U.S. Government securities	-	31,036	31,036
Mutual funds	29,037	-	29,037
Total Investment Assets at Fair Value	$ 143,183	$ 81,174	$ 224,357

As of December 31, 2008, there were no investments in the 401(h) trust categorized as Level 3. During 2008, there were no investments in the 401(h) trust transferred in or out of the Level 3 category.

4. Income Tax Status

The Internal Revenue Service has determined and informed the Corporation by letter dated February 5, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

5. Master Trust

The Plan's interest in the Master Trust's net assets as of December 31, 2008 and 2007 was 89.08% and 89.20%, respectively. The financial statements of the Master Trust attached to these financial statements contain additional information concerning the Plan's interest in the Master Trust.

6. Parties-in-Interest Transactions

The Plan makes certain investments through the Master Trust which are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists. See Note 5 of the attached financial statements of the Defined Contribution Plans Master Trust for additional information.

Participant loans are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

Certain funds are sponsored by Northern Trust Investments, a wholly-owned subsidiary of The Northern Trust Company. The Northern Trust Company is the trustee of the 401(h) Account. Therefore, investments in these funds are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

7. Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31, 2008
	(In thousands)
Net assets available for benefits per the financial statements	$ 15,976,555
Add: Net assets held in 401(h) trust per Form 5500	224,824
Net assets available for benefits per the Form 5500	$ 16,201,379

7. Reconciliation to Form 5500 (continued)

The following is a reconciliation of the changes in net assets available for benefits for the year ended December 31, 2008, per the financial statements to the Form 5500:

	Amounts per Financial Statements	401(h) Trust	Amounts per Form 5500
		(In thousands)	
Interest and dividend income	$ -	$ 8,139	$ 8,139
Net realized and unrealized loss	$ -	$ (86,704)	$ (86,704)

	Amounts per Financial Statements	Administrative Expenses	Amounts per Form 5500
		(In thousands)	
Net investment loss from the Master Trust	$ (4,716,693)	$ (13,023)	$ (4,729,716)
Administrative expenses	$ (16,355)	$ 13,023	$ (3,332)

The net assets of the 401(h) trust are reflected as net assets available for benefits on the Form 5500, but not in these financial statements as they may only be used to pay retiree medical benefits. Differences in the Plan's interest in the net investment loss from the Master Trust and administrative expenses reported in the financial statements arose from the classification of certain administrative expenses which are included in the net investment loss in the Master Trust for Form 5500 reporting purposes.

8. Legal Proceeding

On September 11, 2006, the Corporation and Lockheed Martin Investment Management Company (LMIMCo), a wholly-owned subsidiary of the Corporation, were named as defendants in a lawsuit filed in the U.S. District Court for the Southern District of Illinois, seeking to represent a class of purportedly similarly situated participants and beneficiaries in the Plan. Plaintiffs allege that the Corporation or LMIMCo caused the Plan to pay expenses that were higher than reasonable by, among other actions, permitting service providers of the Plan to engage in revenue sharing, paying investment management fees for the company stock funds, and causing the company stock funds to hold cash for liquidity, thus reducing the return on those funds. The plaintiffs further allege that the Corporation or LMIMCo failed to disclose information appropriately relating to the fees associated

8. Legal Proceeding (continued)

with managing the Plan. In August 2008, plaintiffs filed an amended complaint, adding allegations that the Corporation or LMIMCo breached fiduciary duties under ERISA by providing inadequate disclosures with respect to the Stable Value Fund offered under the Plan. In April 2009, the Judge dismissed the plaintiffs' claims that were based on revenue sharing but let stand the claims about the company stock funds, the Stable Value Fund, and the overall fees paid by the Plan. The Judge also certified a class for the Plan for the claims concerning the Stable Value Fund and the overall fees paid by the Plan. The Corporation and LMIMCo are appealing that order. The Corporation and LMIMCo dispute the allegations and are defending against them.

Supplemental Schedule

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
401(h) Trust **			
U.S. Government Securities			
FHLMC Pool #1H-2592 5.95% 01-01-2036	471,127	$ 475	$ 478
FHLMC Pool #1J-0305 5.303% 02-01-2037	1,297,376	1,288	1,318
FHLMC Pool #782784 4.387% 10-01-2034	912,542	889	898
FHLMC Pool #B1-3120 6.5% 06-01-2016	185,761	198	192
FHLMC Pool #C9-0524 6.5% 02-01-2022	634,116	658	663
FHLMC Pool #C9-1013 6.5% 01-01-2027	662,921	677	690
FHLMC Pool #G01767 6.5% 12-01-2032	113,271	115	118
FHLMC Pool #G01768 6.5% 12-01-2031	667,626	682	699
FHLMC Pool #G1-1045 7.5% 10-01-2012	188,820	201	196
FHLMC Pool #G1-1184 5.5% 09-01-2016	612,835	630	635
FHLMC Pool #G1-1433 6% 09-01-2017	356,094	371	369
FHLMC Pool #G1-1434 6.5% 01-01-2018	325,225	342	338
FHLMC Pool #G1-1673 6% 01-01-2020	410,764	427	426
FHLMC Pool #G1-2395 6% 10-01-2021	1,193,443	1,196	1,238
FHLMC Pool #G11399 5.5% 04-01-2018	263,677	269	273
FHLMC Pool #G11431 6% 02-01-2018	404,968	419	420
FHLMC Pool #H0-9117 6.5% 11-01-2037	1,091,816	1,109	1,118
FHLMC GOLD C90583 6% 10-01-2022	902,441	914	934
FHLMC GOLD G1-1344 6% 10-01-2017	446,063	466	463
FHLMC MULTICLASS Series 2541 CL MD 6% 03-15-2032	410,741	415	422
FHLMC MULTICLASS Series 3389 CL GA 6% 12-15-2035	1,669,014	1,716	1,739
FHLMC MULTICLASS Series T-51 CL 2A 7.5% 08-25-2042	451,154	496	473
FHLMC MULTICLASS Series T-54 CLASS-3A 7% 02-25-2043	163,119	176	167
FNMA 6.15712% 08-25-2047	1,049,328	1,059	1,086
FNMA Pool #545059 6.241% 05-01-2011	143,602	160	150
FNMA Pool #545179 6.253% 09-01-2011	159,942	173	168
FNMA Pool #545209 6.13% 10-01-2011	135,635	150	142
FNMA Pool #545210 5.922% Due 10-01-2011	262,403	287	273
FNMA Pool #545258 5.933% Due 11-01-2011	44,964	47	47
FNMA Pool #545378 5.409% Due 12-01-2011	143,552	146	148
FNMA Pool #555013 5.5% Due 11-01-2017	942,376	953	976
FNMA Pool #725135 6% 05-01-2018	341,612	359	356

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
U.S. Government Securities (continued)			
FNMA Pool #725194 6% 12-01-2018	200,039	$ 210	$ 208
FNMA Pool #725510 6.5% 07-01-2017	320,334	338	333
FNMA Pool #725693 4.021% 10-01-2033	950,487	911	947
FNMA Pool #725879 6% 08-01-2019	267,449	281	279
FNMA Pool #735439 6% 09-01-2019	271,699	278	283
FNMA Pool #735857 6.5% 06-01-2033	1,069,774	1,106	1,120
FNMA Pool #760744 4.75% 03-01-2015	275,000	266	278
FNMA Pool #760762 4.89% 04-01-2012	125,000	121	127
FNMA Pool #821604 4.834% 06-01-2035	1,100,902	1,085	1,109
FNMA Pool #832811 ADJ Rate Due 08-01-2035	834,231	808	830
FNMA Pool #888151 5.5% Due 01-01-2021	831,797	835	861
FNMA Pool #889886 7% Due 12-01-2037	1,462,941	1,532	1,533
FNMA Preassign 00059 6.5% 02-25-2044	270,687	278	277
FNMA Remic Series 2003-W17 CL PT1 9.07885% 08-25-2032	228,007	260	242
Small Business Admin Gtd Dev Partn Ctf 5.31% Due 08-01-2022	265,326	273	272
Small Business Admin Gtd Dev Partn Ctf 5.24% Due 08-01-2023	356,628	357	367
Small Business Admin Gtd Dev Partn Ctf 5.13% Due 09-01-2023	276,533	276	283
Small Business Admin Gtd Dev Partn Ctf 0% Due 02-01-2026	503,792	504	520
US Treas Notes 3.375% Due 09-15-2009	500,000	511	511
US Treas Notes 4.5% Due 02-28-2011	2,250,000	2,437	2,433
US Treas Notes Dtd 00053 3.125% Due 04-15-2009	605,000	583	610
Total U. S. Government Securities		$ 30,713	$ 31,036
Corporate Debt Instruments Preferred			
Aegon Naamloze Vennootschap Note 4.75% Due 06-01-2013	725,000	$ 697	$ 619
American International Group 8.25% Due 08-15-2018	325,000	325	238
AT&T Corp Var Rate Due 11-15-2031	725,000	863	911
BAC Capital Trust 6Th Gtd Cap 5.625% Due 03-08-2035	150,000	146	126
BAC Capital Trust 11Th 6.625% Due 05-23-2036	275,000	287	261
Bank of America Medium Term 5.3% Due 03-15-2017	500,000	500	475
Bank One Capital Third 8.75% Due 09-01-2030	275,000	351	271

Lockheed Martin Corporation Salaried Savings Plan (017)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

Employer Identification Number 52-1893632

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Debt Instruments Preferred (continued)			
Boston Properties Ltd Partnership Note 5.625% Due 04-15-2015	250,000	244	166
Boston Properties Ltd Partnership Note 6.25% Due 01-15-2013	375,000	392	278
Burlington Northern Santa Fe Railway 5.629% Due 04-01-2024	129,817	130	124
Burlington Northern Santa Fe Railway 5.996% Due 04-01-2024	613,507	613	601
Burlington Northern Santa Fe Railway 5.943% 01-15-2022	233,145	239	227
Burlington Northern Santa Fe Railway 8.251% Due 01-15-2021	261,422	304	292
Citigroup Inc Global Series Note Floating Rate Due 05-15-2018	700,000	700	525
Citigroup Inc Note 6.125% Due 11-21-2017	350,000	348	354
CSX Transn Inc 6.251% Due 01-15-2023/12-13-2007	168,344	168	157
Federal Express Corp 6.72% Due 01-15-2022	254,816	292	243
General Electric Co Note 5% Due 02-01-2013	600,000	596	607
Hewlett Packard Note 6.125% Due 03-01-2014	700,000	697	744
HSBC Holdings Placement Note 6.5% Due 05-02-2036	325,000	339	330
HSBC Holdings Plc 6.5% Due 09-15-2037	200,000	200	203
Koninklijke Philips Electrs Nv Nt 5.75% Due 03-11-2018	675,000	667	622
Nordstrom Inc 6.9% Due 03-15-2028	250,000	286	161
Raytheon Co 6.75% Due 03-15-2018	300,000	319	330
SLM Student Loan Trust PVTPL 2007-1 Var Rt Due 01-25-2016	942,352	942	913
SLM Student Loan Trust Floating Rate Due 07-27-2015	227,092	225	218
St Paul Travelers Cos Inc Bond 5.5% Due 12-01-2015	100,000	102	96
St Paul Travelers Cos Inc 6.25% Due 06-20-2016	150,000	149	150
Travelers Cos Inc 5.75% Due 12-15-2017/05-29-2007	200,000	199	192
Travelers Property Casualty Corp 5% Due 03-15-2013	200,000	201	189
Union Pacific Railroad Co 8% 01-10-2021	123,470	147	131
Wachovia Corp Floating Rate Due 04-23-2012	675,000	675	594
Wachovia Bk 6% Nat Assn Med Term Due 11-15-2017	375,000	372	362
Wachovia Corp 5.75% Med Term Due 02-01-2018	350,000	348	351
Wachovia Corp Global Med Term Floating Rate Due 05-01-2013	700,000	700	626
Wellpoint Inc Note 5% Due 12-15-2014/05-06-2005	175,000	164	152
Wellpoint Inc Note 5.25% Due 01-15-2016	725,000	704	642
Wyeth 5.5% Due 02-15-2016	300,000	300	305
Wyeth 5.50% Due 02-01-2014	475,000	476	482
Total Corporate Debt Instruments Preferred		$ 15,407	$ 14,268

Lockheed Martin Corporation Salaried Savings Plan (017)

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

Employer Identification Number 52-1893632

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Common Stock			
Abbott Labs	48,300	$ 2,650	$ 2,578
Aegon Naamloze Vennootschap NY	55,725	543	337
Allergan Inc	29,200	1,792	1,177
American International Group Inc	100,100	3,887	157
Amgen Inc	38,600	1,933	2,229
Apple Inc	24,100	3,269	2,057
Autodesk Inc	1,200	18	24
Baker Hughes Inc	32,100	1,153	1,029
BMC Software Inc	13,100	255	353
Boston Scientific Corp	84,500	1,081	654
Cadence Design Systems Inc.	36,200	323	132
Cameron International Corp	49,600	2,060	1,017
Capital One Financial	34,300	1,801	1,094
Cardinal Health Inc	44,600	2,160	1,537
Carmax Inc	17,400	284	137
CEMEX Sab De Cv	18,321	401	167
Charles Schwab Corp.	107,800	2,218	1,743
Chevron Corp	18,897	1,022	1,398
Citigroup Inc	78,900	2,439	529
Citrix Sys Inc	16,600	468	391
Coca Cola Co	53,300	3,324	2,413
Colgate-Palmolive Co	22,500	1,658	1,542
Comcast Corp New Class A	173,150	3,257	2,923
Computer Science Corp	27,200	1,046	956
Compuware Corp	47,100	278	318
Costco Wholesale Corp	27,300	1,761	1,433
Covidien Ltd	14,875	557	539
Credit Suisse Group	10,200	455	288
CVS Caremark Corp	51,800	2,165	1,489
Devon Energy Corp	15,900	1,294	1,045
Dish Network Corp.	14,100	348	156
Domtar Corp	49,900	256	83
Dow Chemical Co	60,200	1,950	908
Eaton Corp	6,600	297	328

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Common Stock (continued)			
Ebay Inc	44,200	$ 1,125	$ 617
Emerson Electric Co	45,100	2,451	1,651
Ericsson LM Tel Co.	50,600	457	395
Fedex Corp	23,400	1,759	1,501
Fluor Corp	45,600	2,614	2,046
General Electric Co	106,300	2,827	1,722
Genuine Parts Co	1,300	40	49
Genworth Financial Inc	9,400	188	27
Gilead Sciences Inc	44,500	1,981	2,276
Glaxo Smithkline PLC	53,500	2,389	1,994
Google Inc Class A	6,790	4,080	2,089
Halliburton Co	56,400	2,116	1,025
Hewlett Packard Co	139,700	3,636	5,070
Hitachi Ltd	9,800	582	384
Health Management Assoc Inc New Class A	29,100	194	52
Home Depot Inc	50,600	1,542	1,165
HSBC Holdings PLC	9,000	786	438
Interpublic Group Companies Inc	43,500	440	172
Johnson Controls Inc.	49,000	1,306	890
Juniper Networks Inc.	94,200	2,422	1,649
Koninklijke Philips Electrs Naamloze Vennootschap N Y	7,200	259	143
Kyocera Corp	6,000	471	434
Legg Mason Inc	13,800	630	302
Liberty Global Inc Series A	5,800	121	92
Liberty Global Inc Series C	6,200	121	94
Liberty Media Corp New Entertainment Common Series A	10,620	152	186
Liberty Media Corp New Interactive Series A	57,800	575	180
Loews Corp	10,300	172	291
Macy's Inc	26,048	761	270
Maxim Intergrated Products Inc.	44,500	574	508
McDonalds Corp	40,200	1,668	2,500
Molex Inc Class A	24,600	501	319
Motorola Inc	294,600	3,528	1,305
News Corp Class A	191,600	2,332	1,742

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Common Stock (continued)			
Nike Inc Class B	34,700	$ 1,894	$ 1,770
Novartis AG	47,500	2,564	2,364
Occidental Pete Corp	49,300	2,650	2,957
Panasonic Corp	84,300	1,160	1,049
Pepsico Inc	35,700	2,683	1,955
Pfizer Inc	90,100	2,067	1,596
Pitney Bowes Inc	20,000	620	510
Procter & Gamble Co	41,400	3,017	2,559
Qualcomm Inc	70,100	2,879	2,512
Research In Motion Ltd	24,100	1,808	978
Royal Dutch Shell PLC	14,400	709	762
Sanofi-Aventis	72,000	2,805	2,316
Schering-Plough Corp	98,100	2,640	1,671
Schlumberger Ltd	80,000	4,862	3,386
Sherwin-Williams Co	5,200	287	311
SLM Corp	37,800	919	336
Sony Corp	58,200	1,697	1,273
Sprint Nextel Corp	201,200	2,153	368
Stryker Corp	35,000	2,511	1,398
Sun Microsystems Inc	31,225	225	119
Synopsys Inc	15,800	350	293
Thomson Société Anonyme	5,800	101	8
Time Warner Inc	210,700	3,028	2,120
Travelers Co Inc	15,700	569	710
Tyco Electronics	26,175	768	424
Tyco International Ltd	18,275	643	395
United Health Group Inc	59,000	1,791	1,569
Vulcan Materials Co	5,000	361	348
Wachovia Corp	75,583	2,470	419
Walgreen Co	13,400	444	331
Wal-Mart Stores Inc	74,400	3,999	4,171
Wellpoint Inc	47,200	2,476	1,989
Wells Fargo & Co	82,700	2,262	2,438
Wyeth	29,600	1,180	1,110
Xerox Corp	111,900	1,061	892
Total Corporate Common Stock		$ 154,856	$ 114,146

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Debt Instruments Other			
AOL Time Warner Inc 7.7% Due 05-01-2032	425,000	$ 480	$ 426
AOL Time Warner Inc 7.625% Due 04-15-2031	1,200,000	1,324	1,179
Boston Scientific Corp 5.45% Due 06-15-2014	200,000	179	170
Boston Scientific Corp Series Note 6.4% Due 06-15-2016	325,000	291	278
Cap One Financial Corp 6.75% Due 09-15-2017	700,000	701	678
Cardinal Health Inc Note 5.85% Due 12-15-2017	275,000	275	248
Cigna Corp 7.875% Due 05-15-2027	325,000	349	301
Cigna Corp Note 6.375% Due 10-15-2011	150,000	159	146
Cigna Corp 6.15% Due 11-15-2036	125,000	127	92
CMO Small Business Admin Gtd Dev Partn 5.49% 02-01-2027	616,789	617	638
Comcast Corp Bond 5.85% Due 11-15-2015	270,000	269	255
Comcast Corp New Bond 6.3% Due 11-15-2017	75,000	75	73
Comcast Corp New 6.5% Due 01-15-2017	375,000	382	370
Comcast Corp New Guaranteed Note 5.9% Due 03-15-2016	150,000	150	143
Comcast Corp New Note 5.3% Due 01-15-2014	350,000	346	327
Cox Communications Inc 9.375 Due 01-15-2019	250,000	248	262
Cox Communications Inc New Bond 5.5% Due 10-01-2015	75,000	71	67
Cox Communications Inc New Note 5.45% Due 12-15-2014	600,000	601	525
Cox Comm Inc New 5.875 Due 12-01-2016	225,000	223	200
Dow Chemical Company 6% 10-01-2012	225,000	242	217
Dow Chemical Company 7.375% 11-01-2029	375,000	428	353
Federated Dept Stores Inc 6.9% 04-01-2029	100,000	86	55
Federated Retail Holdings Inc 6.375% Due 03-15-2037	100,000	80	58
Lafarge S A Note 6.5% Due 07-15-2016	300,000	299	202
Liberty Media Corp 8.25% Due 02-01-2030	141,000	140	81
Liberty Media Corp 8.5% Due 07-15-2029	30,000	26	17
Liberty Mutual Group Inc Series Note 7.25% Due 09-01-2012	165,000	165	150
Macy's Retail Holdings Inc 7.875% Due 07-15-2015	100,000	101	72
Macy's Retail Holdings Inc 7% Due 02-15-2028	75,000	70	41
May Dept Stores Co 7.45% Due 10-15-2016	350,000	388	224
May Dept Stores Co Sr Note 6.7% Due 07-15-2034	325,000	328	178
May Dept Stores Co Sr Note 6.65% Due 07-15-2024	100,000	81	55
Norfolk Southern Corp Note 7.7% Due 05-15-2017	275,000	310	295

Lockheed Martin Corporation Salaried Savings Plan (017)

Employer Identification Number 52-1893632

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)***

December 31, 2008

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost	Current Value
		(In thousands)	
Corporate Debt Instruments Other (continued)			
SLM Corp 8.45% Due 06-15-2018	525,000	$ 515	$ 415
Sprint Capital Corp 6.875% Due 11-15-2028	100,000	80	60
Sprint Capital Corp 6.9% Due 05-01-2019	100,000	85	71
Sprint Nextel Corporation 6% Due 12-01-2016	350,000	329	247
Time Warner Cable Inc Note 8.75 Due 02-14-2019	125,000	123	136
Union Pacific Corp 7.875% Due 01-15-2019	325,000	324	371
Union Pacific Corp Series Note 4.875% Due 01-15-2015	200,000	194	183
Union Pacific Railroad Co Pass Thru Bond 5.082% Due 01-02-2029	293,571	293	266
Unum Corp Note 6.75% Due 12-15-2028	47,000	43	36
Unumprovident Corp Series Note 7.625% Due 03-01-2011	22,000	23	22
Whirlpool Corp Series Note 6.5% Due 06-15-2016	225,000	226	177
Xerox Corp Note 6.875% Due 08-15-2011	200,000	208	173
Xerox Corp Series Note 6.75% Due 02-01-2017	400,000	416	290
Xerox Corp Series Note 6.4% Due 03-15-2016	700,000	720	546
Total Corporate Debt Instruments Other		$ 13,190	$ 11,369
Total Common Collective Trusts		$ 24,501	$ 24,501
Registered Investment Companies			
Dodge & Cox International Stock Fund	1,325,885	29,437	29,037
Total Registered Investment Companies		$ 29,437	$ 29,037
Total 401(h) Trust**		$ 268,104	$ 224,357
Participant Loans*	Interest rates ranging from 4% to 10.5%; varying maturities	-	$ 234,099

* Party-in-interest for which a statutory exemption exists.

** 401(h) Trust net assets include interest and dividend receivable of $881,000 and pending trades receivable of $43,000 and payable of $64,000 and investment manager fees payable of $393,000.

***Schedule reflects the assets held in the 401(h) account and excludes assets held in Lockheed Martin Corporation Defined Contribution Plans Master Trust.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statements of Net Assets

	December 31, 2008	2007
	(In thousands)	
Assets		
Cash and cash equivalents	**$ 974,312**	$ 915,934
Investments:		
Common stock—Lockheed Martin Corporation	**5,169,011**	6,542,252
Common stock—other	**680,757**	1,036,587
Mutual funds	**2,523,511**	4,450,016
Corporate debt securities	**100,056**	81,132
U.S. Government securities	**1,081,887**	1,056
Common/collective trusts	**6,731,585**	9,439,581
Guaranteed investment contract	**323,386**	348,204
Other investments	**35,623**	32,041
Total investments	**16,645,816**	21,930,869
Other assets:		
Dividends and interest receivable	**24,077**	12,441
Other receivables	**890**	-
Total assets	**17,645,095**	22,859,244
Liabilities		
Dividends payable	**14,298**	1,495
Administrative expenses payable	**5,709**	5,629
Accounts payable for securities purchased	**76,087**	12,320
Total liabilities	**96,094**	19,444
Net assets reflecting investments at fair value	**17,549,001**	22,839,800
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**74,454**	(49,030)
Net assets	**$ 17,623,455**	$ 22,790,770

See accompanying notes to financial statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Statement of Changes in Net Assets and Trust Balances

Year ended December 31, 2008
(In thousands)

Net assets at beginning of year	$ 22,790,770
Additions to net assets:	
Contributions:	
Employees	937,151
Lockheed Martin Corporation	317,871
Total contributions	1,255,022
Investment income:	
Dividends and interest	418,503
Total investment income	418,503
Total additions	1,673,525
Deductions from net assets:	
Net realized and unrealized loss	5,718,696
Distributions and withdrawals	1,104,195
Administrative expenses	17,949
Total deductions	6,840,840
Change in net assets	(5,167,315)
Net assets at end of year	$ 17,623,455

See accompanying notes to financial statements.

Lockheed Martin Corporation
Defined Contribution Plans Master Trust

Notes to Financial Statements

December 31, 2008

1. Accounting Policies

The financial statements of the Lockheed Martin Corporation Defined Contribution Plans Master Trust (the Master Trust) are prepared based on the accrual method of accounting.

The Master Trust holds certain investments of various defined contribution plans of Lockheed Martin Corporation (Lockheed Martin or the Corporation). The trustee of the Master Trust is State Street Bank and Trust Company (the Trustee). The recordkeeper is ING effective July 1, 2008, following ING's acquisition of the prior recordkeeper, CitiStreet, LLC.

1. Accounting Policies (continued)

The percentage ownership of the Lockheed Martin Defined Contribution Plans (the Plans) in the Master Trust is as follows:

Name of Plan	Plan Number	Interest in Master Trust as of December 31, 2008	2007
Lockheed Martin Corporation Salaried Savings Plan EIN #52–1893632	017	89.08%	89.20%
Lockheed Martin Corporation Hourly Employee Savings Plan Plus EIN #52–1893632	018	4.21%	4.24%
Lockheed Martin Corporation Performance Sharing Plan for Bargaining Employees EIN #52–1893632	055	3.02%	2.98%
Lockheed Martin Corporation Operations Support Savings Plan EIN #52–1893632	033	2.71%	2.72%
Lockheed Martin Corporation Basic Benefit Plan for Hourly Employees EIN #52–1893632	021	0.18%	0.19%
Lockheed Martin Corporation Capital Accumulation Plan EIN #52–1893632	019	0.64%	0.49%
Lockheed Martin Corporation Retirement Savings Plan for Salaried Employees EIN #52–1893632	040	0.15%	0.17%
Lockheed Martin Corporation Capital Accumulation Plan for Hourly Employees EIN #52–1893632	020	0.01%	0.01%
Lockheed Martin Corporation Performance Sharing Plan for Puerto Rico Employees EIN #52–1893632	075	*0.00%	*0.00%
		100.00%	100.00%

* Less than 0.01%

1. Accounting Policies (continued)

Contributions to the Master Trust are invested in various funds. The S&P 500 Indexed Equity Fund, Small/Mid-Cap Indexed Equity Fund and MSCI EAFE Indexed Equity Fund are the Core Funds which are common/collective trusts that have been established for institutional investors and are sponsored by State Street Bank and Trust Company. The Aggressive Asset Allocation Fund, Moderate Asset Allocation Fund, and Conservative Asset Allocation Fund were the Asset Allocation Funds which were custom funds established by the Corporation and were comprised of varying proportions of underlying index funds designed to track the S&P 500, Russell Small Cap Completeness, MSCI EAFE, and Lehman Brothers Aggregate Bond Indices. The four underlying index funds that comprise the custom funds were common/collective trusts established by Northern Trust Investments, NA, doing business as Master Trust Global Investment (Northern Trust) for institutional investors. Effective May 30, 2008, Target Date Funds (TDFs) were introduced to the Trust replacing the Asset Allocation Funds. The TDFs are custom funds established by the Lockheed Martin Investment Management Company, and are comprised of a mix of bank-commingled trust funds, separate accounts, and mutual funds managed by a number of investment managers. Each TDF is designed to be appropriate for a particular time horizon based upon a participant's retirement date. One or more of the investment managers of the portfolios underlying the TDFs may use Fair Value pricing. The Broad Market Bond Index Fund is a common/collective trust established for institutional investors.

A Self-Managed Account (SMA) option is available to the participants of the Plans included in the Master Trust whereby a participant may elect to invest up to 75% of the participant's transferable account balance in stocks, mutual funds, bonds, or other investments offered by the plans at the participant's direction. No investment contribution may be made directly to the SMA. Amounts invested in the SMA option are transferred from initial investments made in other available Plan investment options.

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for additional disclosure of fair value measurements.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date. Net realized and unrealized gain/loss includes the Master Trust's gains and losses on investments bought and sold as well as held during the year.

1. Accounting Policies (continued)

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions, including estimates associated with the determination of fair values of investments for which market values are not readily available that affect the reported amounts in the financial statements and accompanying disclosures. Actual results could differ from those estimates.

The Master Trust invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets.

The Master Trust invests in a Stable Value Fund that contains the following components: a managed separate account paired with a wrapper contract to create a synthetic guaranteed investment contract (GIC), and two common/collective trusts (CCTs), consisting of State Street Bank and Trust Company Stable Fixed Income Fund for Employee Benefit Trusts (SSGA-CCT) and the INVESCO Institutional N.A., Inc. Group Trust Fund Retirement Savings (INVESCO-CCT). The Stable Value Fund investment components provide the Master Trust with a medium for collective investment and reinvestment in one or more bank, insurance company, or synthetic investment contracts that are considered fully benefit-responsive.

A fully benefit-responsive investment contract provides a liquidity guarantee by a financially responsible third party, of principal and previously accrued interest for liquidations, transfers, loans or withdrawals initiated by plan participants exercising their rights to withdraw, borrow or transfer funds under the terms of the plan.

As described in Financial Accounting Standards Board (FASB) Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets present the fair value of the fully benefit-responsive investment contracts in the Master Trust as well as the adjustment from fair

1. Accounting Policies (continued)

value to contract value for fully benefit-responsive investment contracts. The statement of changes in net assets and trust balances is prepared on a contract value basis. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio of high-quality, intermediate term fixed income securities. The wrap contracts in the managed separate accounts purchased from MetLife and several other banks and insurance companies credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plans on a prospective basis. The synthetic GIC provides for a variable crediting rate and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically.

Certain amounts in the prior year financial statements have been reclassified to conform to the current year presentation.

2. Description of Trust

The following description of the Master Trust provides only general information. Plan participants should refer to the Master Trust agreement for a more complete description of the Master Trust's provisions.

Contributions to the Master Trust are invested in various funds. Within certain funds, a Short-Term Investment Fund or Government Short-Term Investment Fund, consisting of U.S. Treasury obligations and commercial paper, is used as a temporary investment to hold contributions from the day the cash is transferred from the Corporation to the Trustee until the day the cash is invested in a particular fund. Occasionally, the fund may

2. Description of Trust (continued)

invest in unleveraged securities, which may be considered derivatives, for liquidity or asset allocation purposes. At December 31, 2008 and 2007, there were no material investments in derivatives. The related earnings from the Short-Term Investment Fund or Government Short-Term Investment Fund are credited to participants' accounts of the Plans.

In order to provide appropriate liquidity to meet ongoing daily cash outflow requirements for the Lockheed Martin stock funds and the other investment funds that are investment alternatives for the Plans that are beneficiaries of the Master Trust, the Master Trust may be able to receive advances from the Stable Value Fund or Lockheed Martin Corporation. The Stable Value Fund may make an advance only after considering its own liquidity needs. Any investment fund that receives an advance will compensate the Stable Value Fund for income lost due to any such advance by paying interest on such advance calculated on a compounded daily basis based on a 365 day year at a rate equal to the interest crediting rate to the Short Term Investment Fund portion of the Stable Value Fund. The Lockheed Martin stock funds may borrow, without interest, up to $200 million from the Corporation, as evidenced by a promissory note, which requires repayment within three business days after the advance. As of December 31, 2008 and 2007, there were no such advances payable to the Corporation.

Direct administrative expenses are paid by the Master Trust and generally allocated to the Plans either on a pro rata basis or directly to the appropriate plan. Other indirect administrative expenses are paid by the Corporation.

3. Investments

Net Realized and Unrealized Gains (Losses)

The components of net realized and unrealized gain (loss) is as follows:

		(In thousands)
Common stock—Lockheed Martin Corporation	$	(1,293,508)
Common stock—other		(478,504)
Mutual funds		(1,774,341)
U.S. Government securities		(19,496)
Other investments		(16,239)
Common/collective trusts		(2,127,794)
Net realized and unrealized loss of investments	$	(5,709,882)
Cash and cash equivalents		(8,814)
Total realized and unrealized loss	$	(5,718,696)

Investment Contracts

As described in Note 1, included in the Stable Value Fund are investment contracts with MetLife and the CCTs that contain fully benefit-responsive investment contracts. The crediting rate is the rate at which interest is credited to the Master Trust in order to reflect participants' balances at contract value as opposed to the market value of the underlying assets. Crediting rates are reset semiannually by MetLife and monthly by the SSgA and Invesco CCTs. The contracts have no specific maturity dates.

The average yield earned under the MetLife contract for 2008 and 2007 was (7.26)% and 5.74%, respectively. The average yield credited to participants under the Metlife contract for 2008 and 2007 was 5.45% and 4.82%, respectively.

3. Investments (continued)

The following table summarizes the adjustments from fair value to contract value related to fully benefit-responsive investment contracts included in the Stable Value Fund (MetLife and CCTs):

		2008			2007		
Type	Major Credit Rating	Investment at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value	Investments at Fair Value	Wrap Contract at Fair Value	Adjustment to Contract Value
		(In thousands)			(In thousands)		
MetLife GIC -Bonds	AA/Aa2	$ 323,386	$ 2,124	$ 47,579	$ 348,204	$ 1,898	$ 4,709
SSGA - -CCT	N/A	$ 683,757	N/A	$ (16,033)	$ 672,237	N/A	$ (35,581)
INVESCO -CCT	N/A	$ 1,344,091	$ 2,397	$ 42,908	$ 1,101,373	N/A	$ (18,158)

Issuer-Initiated Contract Termination

The terms of the MetLife contract provide for settlement of payment upon termination of the contract or total liquidation of the portfolio of investments. In the event of contract termination and in accordance with the agreement, MetLife may (1) make a single sum payment to the Master Trust in cash equal to the market value of the securities held, or (2) effect a transfer of the contract value to another benefit-responsive guaranteed investment contract issued by MetLife upon mutual agreement with respect to the new contract's rate of return and maturity date. Under the terms of the contract, MetLife will continue to pay its share of withdrawals and distributions from the Stable Value Fund for events permitted by the Plans. The GIC's rate of return will reflect the relative difference of value between the portfolio and the contract value.

Certain events limit the ability of the Master Trust to transact at contract value with the contract issuer. Such events include the following: (1) certain plan amendments or changes in plan administrative procedures; (2) addition of a competing fixed income fund; (3) addition of another pension or profit sharing plan; or, (4) a divesture of a

3. Investments (continued)

business unit where the participants employed by that unit represent more than 20% of the contract value. In any of these events, MetLife may be obligated to make only the payments that would have been made if the event had not occurred. However, it is not believed that the occurrence of any such event which would limit the ability of the Master Trust to transact at contract value with the participants of the Plans is probable.

4. Fair Value Measurements

The Master Trust adopted Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements* (FAS 157), as of January 1, 2008. FAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The impact of the adoption of FAS 157 was not material to the Master Trust's financial statements.

The fair-value hierarchy established in FAS 157 prioritizes the inputs used in valuation techniques into three levels as follows:

- Level 1 – Observable inputs – quoted prices in active markets for identical assets and liabilities;
- Level 2 – Observable inputs other than the quoted prices in active markets for identical assets and liabilities – includes quoted prices for similar instruments, quoted prices for identical or similar instruments in inactive markets, and amounts derived from valuation models where all significant inputs are observable in active markets; and
- Level 3 – Unobservable inputs – includes amounts derived from valuation models where one or more significant inputs are unobservable and require us to develop relevant assumptions.

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks categorized as Level 1 are valued based on quoted market prices. Common stocks categorized as Level 2 are valued based on quoted prices for similar securities or quoted prices for identical or similar securities in inactive markets.

U.S. Government securities categorized as Level 1 are valued based on broker quotes in an active market and those categorized as Level 2 are valued based on inputs other than

4. Fair Value Measurements (continued)

quoted prices that are observable for the asset (*e.g.*, interest rates and yield curves observable at commonly quoted intervals).

Corporate debt securities are valued based on inputs other than quoted prices that are observable for the asset (*e.g.*, interest rates and yield curves observable at commonly quoted intervals).

Mutual funds are valued by the fund manager based on the closing market prices of securities in the fund's portfolio. The net asset value (NAV) per share is the total value of the fund divided by the number of shares outstanding. Mutual funds are traded at their NAV on a nationally recognized securities exchange.

Common/collective trusts are valued by the trustee based on the closing market prices of securities in the trust's portfolio. The NAV per share is the total value of the trust divided by the number of shares outstanding. The NAV is corroborated by observable market data (*e.g.*, purchases or sales activity).

Guaranteed investment contract: Individual assets of the synthetic GIC are valued at representative quoted market prices. The fair value of the wrap contract associated with the synthetic GIC is determined using the income approach methodology. The wrap is valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investment assets at fair value as of December 31, 2008:

	(In thousands)			
	Level 1	**Level 2**	**Level 3**	**Total**
U.S. Government securities	$ 281,894	$ 799,993	$ -	$ 1,081,887
Corporate debt securities		100,056	-	100,056
Common stock-other	680,757		-	680,757
Common stock - Lockheed Martin	5,169,011	-	-	5,169,011
Mutual funds	2,523,511	-	-	2,523,511
Common/collective trusts	-	6,731,585	-	6,731,585
Guaranteed investment contract	-	323,386	-	323,386
Other investments	31,102		4,521	35,623
Total Investment Assets at Fair Value	$ 8,686,275	$ 7,955,020	$ 4,521	$ 16,645,816

The fair value of the wrap contract of $4,521,000 and $1,898,000 at December 31, 2008 and 2007, respectively, is considered a Level 3 investment due to certain unobservable inputs. The change in the wrap contract's fair value in the amount of $2,623,000 is due to unrealized gains and losses.

5. Parties-in-Interest Transactions

The following transactions are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulations exist:

The Master Trust invests in common stock of the Company. The Master Trust held 61,412,875 and 62,153,225 shares of the Company's common stock as of December 31, 2008 and 2007, respectively. Dividends earned by the Master Trust on the Company's common stock were $ 112,239,000 for the year ended December 31, 2008.

The Master Trust invests in certain investments that are sponsored by the Trustee. These investments include the following: S&P 500 Indexed Equity Fund, Small Mid-Cap Indexed Equity Fund, MSCI EAFE Indexed Equity Fund, and Emerging Markets Indexed Equity Fund.

5. Parties-in-Interest Transactions (continued)

ING Clarion Real Estate Securities, L.P. manages certain investments in the Target Date Funds. ING Clarion Real Estate Securities, L.P. is a wholly owned subsidiary of ING Group and is, therefore, a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Lockheed Martin Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf of the Plan by the undersigned hereunto duly authorized.

Lockheed Martin Corporation Salaried Savings Plan, by Lockheed Martin Corporation as Plan Administrator

Date June 24, 2009

by: SW Brinch

Steve W. Brinch, Vice President,
Human Resources Services

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Mitchell & Titus, Independent Registered Public Accounting Firm

Mitchell & Titus

Mitchell & Titus LLP
1101 New York Avenue, NW
Washington, DC 20005

Main tel: +1 202 293 7500
Fax: +1 202 465 3149
www.mitchelltitus.com

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements No. 333-146963, 333-113771, 333-58069, 333-20117, and 033-58097 on Form S-8 pertaining to Lockheed Martin Corporation Salaried Savings Plan of our report dated June 26, 2009, with respect to the financial statements and supplemental schedule of the Lockheed Martin Corporation Salaried Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

Mitchell & Titus, LLP

Washington, DC
June 26, 2009